UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                       Pak Mail Centers of America, Inc.
                       ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)

                                  695810 10 1
                                  ------------
                                 (CUSIP Number)

                               F. Edward Gustafson
                         625 Willowbrook Centre Parkway
                              Willowbrook, IL 60527
                                 (630) 455-4885
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2002
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      Pak Mail Acquisition Corp.    FEIN: Applied For
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group          (a) [X]
                                                                (b) [ ]
-----------------------------------------------------------------------------
 3    SEC Use Only

-----------------------------------------------------------------------------
 4    Source of Funds:
      AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 -----------------------------------------------------------------------------
 6    Citizenship or Place of Organization
      Colorado
------------------------------------------------------------------------------
                              7        Sole Voting Power:
     Number of  Shares                 - 0 -
                              ------------------------------------------------
                              8        Shared Voting Power
     Beneficially Owned by             2,897,078                74.7%
                              ------------------------------------------------
                              9        Sole Dispositive Power
     Reporting Person                  - 0 -
                              -------------------------------------------------
                              10       Shared Dispositive Power
     With:                             2,897,078                74.7%
-----------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,897,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.7%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      CO
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
 -----------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      Pak Mail Investment Partnership L.P.       FEIN: 36-3710423
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
------------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  - 0 -
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                  - 0 -
                               -----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,897,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.7%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      PN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      Norcross Partners L.P.                FEIN: 36-4122318
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 ------------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  - 0 -
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                  - 0 -
                               -----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,897,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.7%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      PN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      Norcross Corporation                      FEIN: 36-4122317
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 -----------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  - 0 -
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                  - 0 -
                               -----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,897,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.7%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      CO
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      D.P. Kelly & Associates, L.P. FEIN: 36-3611802
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      WC
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
 -----------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  - 0 -
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               ----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                       - 0 -
                               ----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,897,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.4%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      PN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      C&G Management Company, Inc.        FEIN: 36-3609057
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      WC
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
------------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      Delaware
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  - 0 -
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting person                  - 0 -
                               -----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:

      2,897,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.7%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      CO
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      Donald P. Kelly
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      PF, AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
------------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      USA
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  100,000                   2.6%
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                  100,000                   2.6%
                               -------------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,997,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      77.3%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      IN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      F. Edward Gustafson
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      PF, AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
------------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      USA
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  28,500                    0.7%
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                  28,500                    0.7%
                               -----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,925,578
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      75.4%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      IN
------------------------------------------------------------------------------

CUSIP NO. 695810 10 1
------------------------------------------------------------------------------
 1    Name of Reporting Person:
      I.R.S. Identification Number of Above Person:
      J. S. Corcoran
------------------------------------------------------------------------------
 2    Check the appropriate Box if a Member of a Group
                                                                (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
 3    SEC Use Only

------------------------------------------------------------------------------
 4    Source of Funds:
      PF, AF
------------------------------------------------------------------------------
 5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e): [ ]
------------------------------------------------------------------------------
 6    Citizenship or Place of Organization:
      USA
------------------------------------------------------------------------------
                               7       Sole Voting Power:
     Number of Shares                  1,000
                               -----------------------------------------------
                               8       Shared Voting Power:
     Beneficially Owned by             2,897,078                74.7%
                               -----------------------------------------------
                               9       Sole Dispositive Power:
     Reporting Person                  1,000
                               -----------------------------------------------
                               10      Shared Dispositive Power:
     With                              2,897,078                74.7%
------------------------------------------------------------------------------
11    Aggregate Amount Beneficially Owned by Reporting Person:
      2,898,078
------------------------------------------------------------------------------
12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [ ]
------------------------------------------------------------------------------
13    Percent of Class Represented by Amount in Row (11):
      74.7%
------------------------------------------------------------------------------
14    Type of Reporting Person:
      IN
------------------------------------------------------------------------------

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Pak Mail Centers of America, Inc. ("Pak Mail"). The address of the principal executive office of Pak Mail is 7173 South Havana Street, Suite 600, Englewood, Colorado 80112.

Item 2. Identity and Background.

(a - c) This Statement is being filed by the following beneficial owners of Common Stock: Pak Mail Acquisition Corp., a Colorado corporation ("Acquisition Corp."), Pak Mail Investment Partnership L.P., a Delaware limited partnership ("PMIP"), Norcross Partners L.P., a Delaware limited partnership ("Norcross Partners"), Norcross Corporation, a Delaware corporation ("Norcross Corp."), D.P. Kelly & Associates, L.P., a Delaware limited partnership ("D.P. Kelly & Associates"), C&G Management Company, Inc., a Delaware corporation ("C&G Management"), Donald P. Kelly ("Kelly"), F. Edward Gustafson ("Gustafson") and
J. S. Corcoran ("Corcoran"). Each of Acquisition Corp., PMIP, Norcross Partners, Norcross Corp., D.P. Kelly & Associates, C&G Management, Kelly, Gustafson and Corcoran is referred to individually as a "Reporting Person" and collectively as the "Reporting Persons." Information concerning additional directors and executive officers of Norcross Corp. and C&G Management is set forth in Appendix A hereto.

The principal business of each of Acquisition Corp., PMIP, Norcross Partners and Norcross Corp. is investments. The principal business of each of D. P. Kelly & Associates and C&G Management is management services. The principal occupation of Kelly is Chairman of D. P. Kelly & Associates. The principal occupation of Gustafson is Chairman of the Board, President and Chief Executive Officer of Viskase Companies, Inc., a manufacturer of food products used in the preparation and packaging of processed meat products. The principal occupation of Corcoran is self-employed business consultant.

The principal business address of each of Acquisition Corp., PMIP, Norcross Partners, Norcross Corp., D.P. Kelly & Associates, C&G Management and Kelly is 701 Harger Road, Oak Brook, Illinois 60523. The principal business address of Gustafson is 625 Willowbrook Centre Parkway, Willowbrook, Illinois 60527. The principal business address of Corcoran is 10241 Cole Road, Pilot Point, Texas 76258.

(d) and (e) None of the Reporting Persons and none of the persons listed in Appendix A hereto has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kelly, Gustafson and Corcoran are each citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The investment activities of the Reporting Persons with respect to securities of Pak Mail are set forth in Item 4. Kelly, Gustafson and Corcoran used personal funds for the investments that each of them made individually. D. P. Kelly & Associates and C&G Management used their respective working capital for investments made by them. PMIP, Norcross Partners and Norcross Corp. used funds contributed by their respective partners or stockholders, as the case may be, for investments made by them.

With respect to the transactions contemplated by the Merger Agreement (as defined in Item 4), PMIP has contributed 2,404,264 shares of Common Stock to Acquisition Corp. and D. P. Kelly & Associates has contributed 492,814 shares of Common Stock to Acquisition Corp. Acquisition Corp. anticipates that it will obtain the other funds necessary to complete the transaction contemplated by the Merger Agreement from capital contributions to be made by D. P. Kelly & Associates. D. P. Kelly & Associates anticipates that it will make such capital contributions from its working capital.

Item 4. Purpose of Transaction.

On September 29, 1989, Pak Mail, Pak Mail Holdings L.P. ("Holdings"), a Delaware limited partnership, and certain stockholders of Pak Mail entered into a Securities Purchase Agreement (the "Securities Purchase Agreement"), and Pak Mail and Holdings entered into a Warrant Agreement (the "Warrant Agreement"). Pursuant to the Securities Purchase Agreement, Holdings purchased for an aggregate price of $2,200,000, and Pak Mail issued and sold to Holdings, 40,000,000 shares of Common Stock and warrants (the "Holdings Warrants") exercisable for 50,000,000 shares of Common Stock and having an exercise price of $0.055 per warrant. As part of the transaction, on September 29, 1989, Pak Mail commenced an offer to purchase 36,000,000 shares of its Common Stock from its shareholders at a purchase price of $0.055 per share, net to the seller in cash. On October 27, 1989, Pak Mail accepted for payment, and thereby purchased, a total of 36,000,000 shares pursuant to the offer, and the offer was terminated.

On January 5, 1990, Holdings exercised 3,750,000 Holdings Warrants for $206,250. On May 31, 1990, pursuant to a reorganization of its interests, Holdings assigned the 43,750,000 shares of Common Stock owned by it and the remaining 46,250,000 Holdings Warrants to PMIP. Also on May 31, 1990, PMIP exercised the 46,250,000 Holdings Warrants. As a result of the foregoing transactions, PMIP became the owner of 90,000,000 shares of Common Stock, representing approximately 60% of the then outstanding Common Stock. After giving effect to a 1-for-50 reverse stock split completed by Pak Mail on March 24, 1995 (the "Reverse Stock Split"), the 90,000,000 shares currently represent 1,800,000 shares of Common Stock, acquired at a price of $2.75 per share. In connection with its initial investment, Holdings became Pak Mail's controlling stockholder and designated the persons constituting Pak Mail's board of directors.

In the early to mid-1990s, PMIP invested an additional $1,216,668 in Pak Mail in exchange for 1,216.668 shares of Pak Mail's Series A redeemable preferred stock, and DPK invested and additional $1,000,000 in Pak Mail in exchange for 1,000 of

Pak Mail's Series B Preferred Stock. Dividends on the Series A Preferred Stock and the Series B Preferred Stock accrued at a per annum rate equal to 8% commencing on the date of issuance.

On March 24, 1995, Pak Mail completed the Reverse Stock Split.

On February 4, 1998, PMIP exchanged all of the 1,216.668 shares of Series A Preferred Stock owned by it, together with accrued but unpaid dividends thereon, for 1,216.668 shares of Pak Mail's Series C Preferred Stock and warrants (the "Exchange Warrants") to purchase 604,264 shares of Common Stock at an exercise price of $0.10 per share. At the same time, D. P. Kelly & Associates exchanged all of the 1,000 shares of Series B Preferred Stock owned by it, together with accrued but unpaid dividends thereon, for 1,000 shares of Pak Mail's Series C Preferred Stock and Exchange Warrants to purchase 280,000 shares of Common Stock. Dividends on the Series C Preferred Stock accrue at 6% per year and are payable on each March 31 with respect to dividends accrued for the previous year. The Series C Preferred Stock may be redeemed at Pak Mail's option at any time at $1,000 per share plus accrued dividends.

On April 16, 1999, PMIP and D. P. Kelly & Associates exercised all of the Exchange Warrants. PMIP and D. P. Kelly & Associates continue to hold the Series C Preferred Stock originally issued to them.

Pak Mail subsequently borrowed an additional $400,000 from D. P. Kelly & Associates. The indebtedness is represented by an unsecured note (the "Note") that bears interest at the prime rate. The Note is payable on demand subsequent to December 4, 2003.

During the period from 1990 through 2000, D. P. Kelly & Associates, Kelly, Gustafson and Corcoran made open market purchases of Common Stock in the respective share amounts of 212,814, 100,000, 28,500 and 1,000.

In late 2001 or early 2002, Pak Mail was approached by another company, "Company A," in an informal manner, concerning the possibility of meeting to discuss potential strategic combinations. During these informal conversations with Company A, a second company, "Company B," was identified as a potential participant for a strategic combination. Company A and Pak Mail approached Company B, and the three companies agreed to meet on January 17, 2002. The Reporting Persons are unable to disclose the names of Company A or Company B because of confidentiality agreements entered into in connection with the meetings.

At the January 17, 2002 meeting, Pak Mail Board members Mr. John E. Kelly (who was the Chief Executive Officer of Pak Mail at the time and who is not related to Donald P. Kelly), Gustafson and Corcoran and Vice Presidents Mr. P. Evan Lasky and Mr. Alex Zai met with representatives of Company A and Company B in order to discuss the possibility of entering into some form of strategic combination. In connection with these discussions, Company A and Company B, each of which was privately-held, indicated that Pak Mail's status as a public company would be detrimental to engaging in a merger or other strategic combination and that they would be unwilling to proceed so long as Pak Mail were a public company. However, at the January 17, 2002 meeting all three companies agreed to continue to consider the possibility of entering into some form of a strategic alliance or strategic combination. Pak Mail, Company A and Company B agreed that an appropriate methodology for determining their respective interests in a combined entity would be to have ratable interests based on their respective values. In concept, each of the three parties agreed that it should seek to have a valuation of its business performed, although no specific terms for a strategic combination had been proposed and there was no agreement in principle or other obligation to proceed.

After the January 17, 2002 meeting, Pak Mail contemplated the next steps associated with a transaction involving Company A and Company B. This included the valuation work discussed at the January 17, 2002 meeting and the possibility that Pak Mail might need to be taken private in a transaction involving D.P. Kelly & Associates and/or PMIP, in order to complete a transaction with Company A and Company B. Similarly, D.P. Kelly & Associates and PMIP began to contemplate a going private transaction at that time. Because a valuation analysis would be important to either of the possibilities under consideration, Pak Mail solicited a valuation analysis from Duff & Phelps. Duff & Phelps was engaged to provide a valuation analysis for each of these purposes, but neither Pak Mail nor any of the Principals provided any other specific instructions or guidance as to their valuation expectations. Duff & Phelps provided a valuation report dated July 11, 2002 showing a fair market value of 100% of the common stock on a controlling interest basis in the range of $50,000 to $250,000.

While the valuation analysis was being conducted, Pak Mail continued discussions with Company A and Company B regarding the possibility of entering into some form of strategic combination. Various informal telephone conversations between Pak Mail and either Company A or Company B took place between January 17, 2002 and September 11, 2002, but no detailed call records were kept. During these subsequent informal conversations, Pak Mail was represented by Mr. John Kelly, Gustafson and Corcoran. After further discussions, it was determined that with respect to a strategic combination with Company A, there were conflicting contractual arrangements that would make it difficult to structure the transaction. More specifically, an important component of a franchisor's business, like Pak Mail's, are the various contracts with individual franchisees and area developers (those contracted to develop a particular geographic area). After further research, Pak Mail and Company A determined that the overlapping territories awarded to area developers of Pak Mail and Company A in a key geographic area might result in unacceptable expense and possible litigation. This determination was made jointly by representatives of Pak Mail and representatives of Company A. In September 2002, representatives of Pak Mail met with representatives of Company B. After further discussion, it was determined that a strategic combination with Company B raised structuring issues that could not be resolved to the mutual satisfaction of Pak Mail and Company B. In particular, Pak Mail and Company B discussed issues such as corporate location in the event of a merger and how the management of a merged entity would be structured. Pak Mail and Company B had strongly divergent views on these subjects, and it was clear that neither party was willing to move from their position. Each party considered the position of the other to be unacceptable. The discussions with Company A and Company B did not proceed to the point of discussing financial terms. There are no ongoing negotiations with Company A or Company B.

After discontinuing the dialogue with Company A and Company B, Pak Mail's Board of Directors continued to consider the advisability of having Pak Mail engage in a going private transaction. As a result of Pak Mail's relatively small size and the illiquidity in the market for Pak Mail's stock, Pak Mail had not experienced certain of the benefits typically associated with public ownership, such as enhanced access to capital markets, a viable form of consideration for transactions and useful component for executive compensation programs. At the same time, the costs associated with public ownership, including legal and accounting fees, as well as the administrative activities associated with public ownership, were detrimental factors to the continued public ownership of Pak Mail. While these factors had been applicable to Pak Mail for at least several years, the valuation work necessary for the consideration of a strategic combination with Company A and Company B would also be an important component in demonstrating the fairness of the going private transaction. Because this valuation work had been completed, the Board of Directors believed that it would be appropriate to consider a going private transaction at this time.

At telephone meetings of the Pak Mail Board of Directors held on March 7, 2002, March 25, 2002, August 6, 2002, September 23, 2002 and October 17, 2002, the Board of Directors discussed the status of the discussions with Company A and Company B, the Duff & Phelps valuation work, and the going private transaction.

In September 2002, representatives of D.P. Kelly & Associates and PMIP continued discussions with Pak Mail concerning the possibility of a going-private transaction pursuant to which a corporation organized by D.P. Kelly & Associates and PMIP would acquire all of the outstanding common shares of Pak Mail. In September 2002, representatives of D.P. Kelly & Associates and PMIP provided Pak Mail with a draft of a merger agreement whereby a corporation organized by D.P. Kelly & Associates and PMIP would provide cash consideration to Pak Mail's unaffiliated shareholders of $0.0516 per share of Common Stock, the corporation organized by D.P. Kelly & Associates and PMIP would merge with and into Pak Mail, with Pak Mail as the surviving corporation, and D.P. Kelly & Associates and PMIP would then become the sole shareholders of the surviving corporation. The price per share of $0.0516 was chosen because it represented a total valuation for 100% of the Common Stock of $200,000, near the high end of the valuation range of $50,000 to $250,000 previously provided by Duff & Phelps. D.P. Kelly & Associates and PMIP had selected the proposed price after the receipt of the Duff & Phelps valuation analysis. In late September 2002, a draft of the merger agreement was provided Perkins Coie, Pak Mail's outside counsel. During the following few weeks, Perkins Coie reviewed and commented on the draft merger agreement, and the draft merger agreement was revised to reflect Perkins Coie's comments.

On October 17, 2002, Pak Mail's Board of Directors met to evaluate the merger proposal presented by D.P. Kelly & Associates and PMIP and to consider the revised merger agreement. Pak Mail's Board of Directors unanimously adopted the Agreement and Plan of Merger by and between Pak Mail Centers of America, Inc. and Pak Mail Acquisition Corp. dated as of October 17, 2002 (as later amended, the "Merger Agreement"). The merger agreement subsequently was amended as of October 28, 2002. The amendment on October 28, 2002 was prepared in order to correct Pak Mail's representation and warranty as to the number of its outstanding shares.

The Board of Directors recognized that a majority of its members have interests in Pak Mail Acquisition Corp. that may conflict with the unaffiliated shareholders of Pak Mail. The general partner of PMIP is Norcross Partners, and the general partner of Norcross Partners is Norcross Corp. Kelly and Gustafson are executive officers and directors of, and Kelly, Gustafson and Corcoran own the entire equity interest in, Norcross Corp. Kelly's interest is held through his revocable trust. As a result of the shared control by Kelly, Gustafson and Corcoran over Norcross Corp., the control exercised by Norcross Corp. over Norcross Partners and the control exercised by Norcross Partners over PMIP, Kelly, Gustafson and Corcoran control PMIP. Because PMIP owns a majority of the issued and outstanding Common Stock, PMIP controls Pak Mail, and Kelly, Gustafson and Corcoran may therefore be deemed to control Pak Mail.

Kelly and Gustafson are executive officers and directors of, and own the entire equity interest in, C&G Management. Kelly's interest is held through his revocable trust. C&G Management is the general partner of D.P. Kelly & Associates. As a result of the shared control of C&G Management, and the ability of C&G Management to control D.P. Kelly & Associates, Kelly and Gustafson may be deemed to share the beneficial ownership of the Common Stock owned by D.P. Kelly & Associates.

Kelly, Gustafson and Corcoran are limited partners of Norcross Partners, which is the general partner of PMIP. Kelly and Gustafson are limited partners of D.P. Kelly & Associates. In addition, D.P. Kelly & Associates, C&G Management, Kelly, Gustafson and Corcoran are limited partners of Grand Mesa Partners L.P., which in turn is a limited partner of PMIP. Kelly's interests are owned through his revocable trust.

The following is a summary of the material provisions of the merger agreement, as amended. A copy of the merger agreement is attached as Annex A to this proxy statement and a copy of the amendment to the merger agreement is attached as Annex B to this proxy statement. This summary is qualified in its entirety by reference to the full text of the merger agreement, and any subsequent amendments.

The Merger; Merger Consideration. The Merger Agreement provides that the merger will become effective upon the filing of articles of merger with the Secretary of State of the State of Colorado or at such other time as the parties may agree and specify in the articles of merger (the "Effective Time"). If the merger is approved at the special meeting of stockholders by the holders of a majority of all outstanding shares of Common Stock, and the other conditions to the merger are satisfied, it is currently anticipated that the merger will be consummated in early 2003; however, there can be no assurance as to the timing of the consummation of the merger or that the merger will be consummated.

At the Effective Time, Pak Mail Acquisition Corp. will be merged with and into Pak Mail, the separate corporate existence of Pak Mail Acquisition Corp. will cease and Pak Mail will continue as the surviving corporation. At the Effective
Time:

     o each share of Common Stock, issued and outstanding immediately prior to the Effective Time (other than common stock held by Pak Mail Acquisition Corp. or held by dissenting shareholders that strictly comply with the provisions of the Colorado Business Corporation Act regarding statutory appraisal rights) will, by virtue of the merger and without any action on the part of the holder thereof, be converted into and become the right to receive $0.0516 per share, without interest and less any applicable withholding taxes (the "Merger Consideration");

     o each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Pak Mail Acquisition Corp. will automatically be canceled and extinguished;

     o each issued and outstanding share of Series C preferred stock, without par value, of Pak Mail, will become one issued and outstanding share of Series C preferred stock, without par value, of the surviving corporation;

     o each share of common stock of Pak Mail Acquisition Corp. issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the surviving corporation and will constitute the only outstanding shares of capital stock of the surviving corporation;

     o dissenting shareholders who do not vote to approve the merger agreement and who otherwise strictly comply with the provisions of the Colorado Business Corporation Act regarding statutory appraisal rights have the right to seek a determination of the fair value of the shares of Common Stock and payment in cash therefor in lieu of the Merger Consideration; and

     o each certificate representing shares of Common Stock (a "Certificate") that have been converted to cash under the terms of the merger agreement will, after the Effective Time, evidence only the right to receive, upon the surrender of such Certificate, an amount in cash per share equal to $0.0516, without interest.

The Exchange Fund; Payment for Shares of Pak Mail Common Stock. On or before the closing date of the merger, Pak Mail Acquisition Corp. will enter into an agreement with a bank, trust company or other exchange agent selected by Pak Mail Acquisition Corp. (the "Exchange Agent"). As of the Effective Time, Pak Mail Acquisition Corp. or Pak Mail will deposit or cause to be deposited with the Exchange Agent cash in an amount equal to the aggregate Merger Consideration of $50,600 for the benefit of holders of shares of Common Stock (other than Common Stock held by dissenting shareholders and shares to be canceled and extinguished without consideration pursuant to the merger agreement).


As soon as reasonably practicable after the Effective Time, Pak Mail Acquisition Corp. will instruct the Exchange Agent to mail to each record holder of a Certificate (i) a letter of transmittal (which will specify that delivery will be effected, and risk of loss and title to such Certificates will pass, only upon delivery of Certificates to the Exchange Agent, and will be in such form and have such other provisions as Pak Mail Acquisition Corp. will reasonably specify) and (ii) instructions for use in effecting the surrender of Certificates for the Merger Consideration. No shareholder should surrender any Certificate until the shareholder receives the letter of transmittal and other instructions relating to surrender. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal, duly executed, and such other customary documents as may be required pursuant to the instructions, the holder of such Certificate will be entitled to receive in exchange therefor the Merger Consideration into which the number of shares of common stock previously represented by such Certificate shall have been converted pursuant to the merger agreement, without any interest thereon, and the Certificates so surrendered will be canceled.

One hundred and eighty days after the Effective Time, the Exchange Agent will deliver to Pak Mail, or otherwise at the direction of Pak Mail, any portion of the aggregate Merger Consideration that remains undistributed to or unclaimed by the holders of Certificates (including the proceeds of any investments thereof). Any holders of Certificates who have not yet complied with the above-described procedures to receive payment of the Merger Consideration may then look only to Pak Mail for payment of the Merger Consideration to which they are entitled.

Transfers of Common Stock. After the Effective Time, Pak Mail's stock transfer books will be closed, and there will be no further transfers of Certificates on any of the stock transfer books. In the event of a transfer of ownership of any Common Stock prior to the Effective Time that is not registered in the stock transfer records of Pak Mail at the Effective Time, the Merger Consideration into which such Common Stock have been converted in the merger will be paid to the transferee in accordance with the provisions of the Merger Agreement only if the Certificate is surrendered as provided in the Merger Agreement and accompanied by all documents required to evidence and effect such transfer (including evidence of payment of any applicable stock transfer taxes). If, after the Effective Time, Certificates are presented to the Exchange Agent or Pak Mail, they will be canceled and exchanged for the Merger Consideration as provided above and pursuant to the terms of the Merger Agreement (subject to applicable law in the case of dissenting shareholders).

Treatment of Stock Options. The Merger Agreement directs Pak Mail's Board of Directors to take such actions as may be required and appropriate such that all stock options for Common Stock will be canceled and extinguished and will cease to exist as of the date the merger is consummated.

Conditions. The respective obligations of Pak Mail Acquisition Corp. and Pak Mail to consummate the merger are subject to the fulfillment or waiver (to the extent permitted by applicable law) at or prior to the Effective Time of certain conditions including the following:

     o    Pak Mail will have obtained the shareholder approval; and

     o no order, decree, ruling, judgment or injunction will have been enacted, entered, promulgated or enforced by any governmental entity of competent jurisdiction that prohibits the merger and the consummation of the transactions contemplated by the merger agreement substantially on the terms contemplated by the Mrger Areement.

Unless waived by Pak Mail, the obligation of Pak Mail to effect the merger is also subject to the following additional conditions:

     o the representations and warranties of Pak Mail Acquisition Corp. set forth in the Mrger Areement will be true and correct in all material respects, in each case as of the Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such date);

     o Pak Mail Acquisition Corp. will have performed or complied with in all material respects all covenants and obligations required to be performed or complied with by it under the Mrger Areement at or prior to the Effective Time; and

     o Pak Mail Acquisition Corp. will have delivered to Pak Mail a certificate, dated as of the closing date and signed by an executive officer, certifying the satisfaction of the conditions set forth.

Unless waived by Pak Mail Acquisition Corp., the obligations of Pak Mail Acquisition Corp. to effect the merger are subject to the following additional conditions:

     o the representations and warranties of Pak Mail set forth in certain portions of the Merger Agreement will be true and correct in all material respects, in each case as of the Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such date);

     o Pak Mail will have performed or complied with in all material respects all obligations required to be performed or complied with by it under the Merger Agreement at or prior to the Effective Time;

     o from the date of the Merger Agreement to the Effective Time, there will not have been any event or development that has or could, individually or in the aggregate, have a material adverse effect with respect to Pak Mail;

     o Pak Mail will have delivered to Pak Mail Acquisition Corp. a certificate, dated as of the closing date and signed by an executive officer, certifying the satisfaction of the conditions set forth above; and

     o no new claim, action, suit, proceeding or investigation will be pending or threatened against Pak Mail or Pak Mail Crating & Freight Service, Inc. that relates to the transactions contemplated by the Merger Agreement or that otherwise may reasonably be expected to have a material adverse effect with respect to Pak Mail.

Representations and Warranties. The Merger Agreement contains representations and warranties of Pak Mail Acquisition Corp. and Pak Mail. The representations and warranties of Pak Mail relate to, among other things:

     o the organization and qualification to do business of Pak Mail and its subsidiary, Pak Mail Crating & Freight Service, Inc.;

     o Pak Mail's authority to enter into and consummate the Merger Agreement and the transactions contemplated thereby;

     o the absence of a conflict between the Merger Agreement and the transactions contemplated thereby, with laws applicable to, and material agreements of, Pak Mail and its subsidiary;

     o the consents and filings required with respect to the Merger Agreement and the transactions contemplated thereby;

     o the creation or imposition of liens as a result entering into the Merger Agreement;

     o    the capitalization of Pak Mail;

     o    the ownership of Pak Mail's subsidiary;

     o the accuracy of previous filings made with the Securities and Exchange Commission ("SEC");

     o    the accuracy of its financial statements;

     o the accuracy of the proxy statement and filings made with the SEC with respect to the proposed merger;

     o the absence of undisclosed liabilities and changes in the business of Pak Mail;

     o    the status of litigation;

     o the validity and enforceability of various contracts that are material to Pak Mail;

     o    compliance with respect to taxes, employee plans and labor matters;

     o    title to property, including intellectual property; and

     o    the brokers used by Pak Mail.

The representations and warranties of Pak Mail Acquisition Corp. relate to, among other things:

     o    its organization and qualification to do business;

     o its authority to enter into and consummate the Merger Agreement and the transactions contemplated thereby;

     o    its ownership of 2,897,078 shares of Pak Mail;

     o the absence of a conflict between the Merger Agreement and the transactions contemplated thereby, with laws applicable to, and material agreements of, Pak Mail Acquisition Corp.;

     o    the status of litigation;

     o the accuracy of the information provided by Pak Mail Acquisition Corp. for inclusion in this proxy statement and in filings to be made with the SEC with respect to the proposed merger;

     o    the brokers used by Pak Mail Acquisition Corp.; and

     o the availability of funds by Pak Mail Acquisition Corp. to finance the merger.

Covenants. The Merger Agreement contains covenants typically found in a merger agreement, that govern the activities of Pak Mail and Pak Mail Acquisition Corp. after signing and before consummation of the merger. These covenants include the following:

     o Each party will use its reasonable best efforts to take whatever actions are necessary, proper or advisable to consummate the merger and related transactions, including giving all required notices to third parties and obtaining all consents from third parties that are required to be obtained in connection with the Merger Agreement;

     o Pak Mail has agreed to operate, and to cause its subsidiary to operate, its respective business in the ordinary course, consistent with past practice, prior to the consummation of the merger;

     o Pak Mail will duly call, give notice of, and convene a special meeting of its shareholders as soon as reasonably practicable;

     o Pak Mail will file a proxy statement with the SEC and mail the proxy statement as promptly as reasonably practicable, and if necessary, promptly circulate amended proxy material;

     o Pak Mail Acquisition Corp. will cause the surviving corporation to indemnify Pak Mail's officers and directors against certain losses arising from the merger;

     o The parties will cooperate in issuing press releases regarding the merger; and

     o Pak Mail will provide Pak Mail Acquisition Corp. with access to company information and each party will notify the other party of any event that could reasonably be expected to result in a material adverse affect on either party.

Nothing contained in the Merger Agreement is intended to give Pak Mail Acquisition Corp., directly or indirectly, any right to control or direct Pak Mail's operations prior to the Effective Time. Prior to the Effective Time, Pak Mail will, consistent with the terms and conditions of the merger agreement, control its operations.

Other Provisions. Pak Mail and Pak Mail Acquisition Corp. have made further agreements regarding, among other things, advising each other of representations or warranties contained in the Merger Agreement becoming untrue, of their respective failure to comply with or satisfy covenants, conditions or agreements contained in the Merger Agreement, and of any change, event or circumstance that could reasonably be expected to have a material adverse effect on such party or on its ability to consummate the proposed merger, cooperating in the preparation of required governmental filings, in obtaining required permits and regulatory approvals and in the release of public announcements, and granting access to information and maintaining confidentiality.

Termination. The Merger Agreement may be terminated and the merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of Pak Mail):

     o    by mutual written consent of Pak Mail and Pak Mail Acquisition Corp.;

     o by either party if the merger has not been consummated by January 31, 2003, provided that the right to terminate the Merger Agreement is not available to any party who breached the Merger Agreement in a material respect that substantially contributed to the failure to consummate the Merger;

     o by either party if shareholder approval is not obtained at the shareholder meeting unless such failure to obtain the shareholder approval is the result of a material breach of the merger agreement by the party seeking to terminate the Merger Agreement;

     o by either party if an order, decree, ruling or judgment has been entered by a governmental entity permanently restraining, enjoining or otherwise prohibiting the merger, and the party seeking termination has used reasonable best efforts to remove the order;

     o by either party if the other party breaches or fails to comply with a material covenant, agreement or representation, and fails to cure within 20 days of written notice;

     o by Pak Mail Acquisition Corp. if Pak Mail's Board of Directors withdraws its recommendation of the merger; and

     o by Pak Mail Acquisition Corp. if a claim, action, suit, proceeding or investigation is filed, instituted, commenced or threatened against Pak Mail or its subsidiary that relates to the Merger Agreement or that otherwise may reasonably be expected to have a material adverse effect on Pak Mail.

Fees and Expenses. All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses.

Amendment/Waiver. Before approval of the Merger Agreement by the shareholders, the Merger Agreement may be amended by the written agreement of the parties if such amendment is approved by their respective boards of directors. After approval of the Merger Agreement by the shareholders, amendments may not be made unless shareholder approval is obtained, if such approval is required by the Colorado Business Corporation Act. The parties may in writing waive compliance with certain covenants, agreements or conditions of the other party.

At any time prior to the Effective Time, Pak Mail and Pak Mail Acquisition Corp. may extend the time for performance of or waive compliance with any of the obligations or other acts of the other parties to the Merger Agreement, and may waive any breach of the representations and warranties contained in the Merger
Agreement or in any document delivered pursuant to the Merger Agreement. Any extension or waiver will be valid only if set forth in writing and signed by the party against which it is sought to be enforced.

The Reporting Persons expect that, except as described in this Statement, the business and operations of Pak Mail will be continued substantially as they are currently being conducted by Pak Mail. However, the Reporting Persons expect that they may, from time to time, evaluate and review Pak Mail's business, operations and properties and make such changes as they consider appropriate.

Except as described in this Statement, the Reporting Persons do not have any present plans or proposals involving Pak Mail or its subsidiaries which relate to or would result in an extraordinary corporate transaction such as a merger, reorganization, liquidation, sale or transfer of a material amount of assets, or any material change in the present dividend policy, indebtedness or capitalization, or any other material change in Pak Mail's corporate structure or business. After the merger, the Reporting Persons may review proposals or may propose the acquisition or disposition of assets or other changes in Pak Mail's business, corporate structure, capitalization, management or dividend policy which they consider to be in the best interests of Pak Mail and its shareholders. During the past 12 months, Pak Mail has considered the possibility of a strategic combination or pursuing other strategic alternatives. Pak Mail may continue to consider the possibility of a strategic combination or pursuing other strategic alternatives after the consummation of the merger. The Reporting
Persons intend to suspend Pak Mail's obligation to file reports under Section 13 of the Exchange Act, as a result of which Pak Mail will no longer be publicly traded on the over-the-counter market.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The Reporting Persons hold the following securities of Pak Mail.

   Reporting Persons                Common             (%)             Series C            Notes
   -----------------                ------             ---             --------            -----
                                    Stock                           Preferred Stock
                                    -----                           ---------------

Pak Mail Acquisition
Corp.                              2,897,078           74.7%              None              None

Pak Mail Investment
Partnership L.P.                     None                -             1,216.668            None

Norcross Partners L.P.               None                -                None              None

Norcross Corporation                 None                -                None              None

D.P. Kelly &
Associates, L.P.                     None                -               1,000            $400,000

C&G Management
Company, Inc.                        None                -                None              None

Donald P. Kelly                     100,000             2.6%              None              None

F. Edward Gustafson                 28,500              0.7%              None              None

J. S. Corcoran                       1,000               -                None              None
                                 ------------      -------------     -------------      ------------
Total                              3,026,578           78.1%           2,216.668          $400,000


                                       23

PMIP and D. P. Kelly & Associates together own 100% of the equity interest in Acquisition Corp. and may therefore, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, be deemed to constitute as "group" and to jointly beneficially own the 2,897,478 shares of Common Stock owned by Acquisition Corp.

Norcross Partners is the general partner of PMIP, and Norcross Corp. is the general partner of Norcross Partners. Kelly and Gustafson are executive officers and directors of, and Kelly, Gustafson and Corcoran own the entire equity interest in, Norcross Corp. Kelly's ownership interest is held through his revocable trust. As a result of the control exercised by Kelly, Gustafson and Corcoran over Norcross Corp., the control exercised by Norcross Corp. over Norcross Partners and the control exercised by Norcross Partners over PMIP, each of Kelly, Gustafson, Corcoran, Norcross Corp. and Norcross Partners may be deemed to share the beneficial ownership of the Common Stock owned by PMIP.

C&G Management is the general partner of D.P. Kelly & Associates. Kelly and Gustafson are executive officers and directors of, and own the entire equity interest in, C&G Management. Kelly's ownership interest is held through his revocable trust. As a result of the control exercised by Kelly and Gustafson over C&G Management and the control exercised by C&G Management over D.P. Kelly & Associates, each of Kelly, Gustafson and C&G Management may be deemed to share the beneficial ownership of the Common Stock owned by D. P. Kelly & Associates.

Each of Kelly, Gustafson and Corcoran has the sole power to vote and dispose of the Common Stock listed opposite his name in the foregoing table.

As of the date hereof, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, and of the other persons listed in Appendix A hereto owns any shares of Common Stock, except for the ownership of Common Stock described herein.

(c) During the last sixty days, except for the transactions contemplated by the Merger Agreement and the formation of Acquisition Corp. described in Item 4, there have not been any transactions by the Reporting Persons with respect to the Common Stock.

(d) No person other than a Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by such Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the matters described herein, no Reporting Person and none of the persons listed in Appendix A has any contract, arrangement, understanding or relationship with any person with respect to any securities of Pak Mail.


Item 7. Material to Be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of October 17, 2002, by and between Pak Mail Centers of America, Inc. and Pak Mail Acquisition Corp. (incorporated by reference to the Schedule 13E-3 filed on November 6, 2002 by Pak Mail, Pak Mail Acquisition Corp., PMIP, D.P. Kelly & Associates, J. S. Corcoran, F. Edward Gustafson, Donald P. Kelly and Laura K. McGrath).

2. First Amendment to Agreement and Plan of Merger, dated as of October 28, 2002, by and between Pak Mail Centers of America, Inc. and Pak Mail Acquisition Corp. (incorporated by reference to the Schedule 13E-3 filed on November 6, 2002 by Pak Mail, Pak Mail Acquisition Corp., PMIP, D.P. Kelly & Associates, J. S. Corcoran, F. Edward Gustafson, Donald P. Kelly and Laura K. McGrath).

3. Subscription Agreement, dated as of October 17, 2002, executed by D. P. Kelly & Associates, L.P.

4. Subscription Agreement, dated as of October 17, 2002, executed by Pak Mail Investment Partnership L.P.

5. $400,000 Promissory Note of Pak Mail Centers of America, Inc. to D.P. Kelly & Associates, L.P. dated August 11, 2000 (incorporated by reference to Pak Mail's Form 10-K for the Year Ended November 30, 2000).

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2003

                                            PAK MAIL ACQUISITION CORP.


                                            By: /s/ F. Edward Gustafson
                                            ---------------------------
                                            Name: F. Edward Gustafson
                                            Title: President



                                            PAK MAIL INVESTMENT PARTNERSHIP L.P.


                                            By:     Norcross Partners L.P.
                                                    its General Partner


                                            By:     Norcross Corporation,
                                                    its General Partner


                                            By: /s/ F. Edward Gustafson
                                            ---------------------------
                                            Name: F. Edward Gustafson
                                            Title: Executive Vice President



                                            NORCROSS PARTNERS L.P.


                                            By:     Norcross Corporation,
                                                    its General Partner


                                            By: /s/ F. Edward Gustafson
                                            ---------------------------
                                            Name: F. Edward Gustafson
                                            Title: Executive Vice President

                                            NORCROSS CORPORATION


                                            By: /s/ F. Edward Gustafson
                                            ---------------------------
                                            Name: F. Edward Gustafson
                                            Title: Executive Vice President



                                            D.P. KELLY & ASSOCIATES, L.P.


                                            By:  C&G Management Company, Inc.,
                                                 its General Partner


                                            By: /s/ F. Edward Gustafson
                                            ---------------------------
                                            Name: F. Edward Gustafson
                                            Title: Executive Vice President



                                            C&G MANGEMENT COMPANY, INC.


                                            By: /s/ F. Edward Gustafson
                                            ---------------------------
                                            Name: F. Edward Gustafson
                                            Title: Executive Vice President


                                            /s/ Donald P. Kelly
                                            ----------------------------------
                                            Donald P. Kelly


                                            /s/ F. Edward Gustafson
                                            ----------------------------------
                                            F. Edward Gustafson


                                            /s/ J. S. Corcoran
                                            ----------------------------------
                                            J. S. Corcoran

                                                                      APPENDIX A

Information Concerning Additional Directors and Executive Officers of Norcross Corp. and C&G Management:

Patrick J. Kelly is a director of C&G Management. His principal occupation is Chief Executive Officer of Resource One, Inc., a computer services provider.

Laura K. McGrath is a director of C&G Management. Her principal occupations are general partner of KMK and Associates, an investment partnership; President of Emerald Valley Farms, Inc., a farm land acquisition and management company, and Treasurer of the Donald P. and Byrd M. Kelly Foundation, a family foundation that focuses on educational support for non-profit organizations.

Thomas N. Kelly is a director of each of Norcross Corp. and of C&G Management. His principal occupation is general partner of KMK and Associates.

F. Edward Gustafson II is a director of C&G Management. His principal occupation is Executive Vice President and Chief Operating Officer of Volk Enterprises, Inc., a manufacturing and distribution company.

Stephen M. Schuster is Vice President and Secretary of each of Norcross Corp. and C&G Management. His principal occupation is President of Whitnell & Co., an investment management business.

Arthur H. Krantz is Vice President and Secretary of Norcross Corp. His principal occupation is Vice President, Finance, of C&G Holdings, Inc., a holding company for investments.

Each of the foregoing persons is a United States citizen, and the business address for each such person is 701 Harger Road, Oak Brook, Illinois 60523. Mr. Schuster owns 500 shares of Common Stock and Mr. Krantz owns 1,200 shares of Common Stock.

                                                                       Exhibit 3

                             SUBSCRIPTION AGREEMENT

     WHEREAS, it is proposed to incorporate and organize under the provisions of the Colorado Business Corporation Act, as amended, a Company to be known as PAK MAIL ACQUISITION CORP. (hereinafter the "Company"); and

     WHEREAS, the Company shall be authorized to issue Two Hundred Million (200,000,000) shares, par value $.001 per share, which shall be designated common stock (the "Shares"); and

     WHEREAS, the Company shall be organized for any and all lawful purposes for which corporations may be incorporated under the Colorado Business Corporation Act, as amended.

     NOW, THEREFORE, the undersigned subscribes for the number of Shares set forth below and agrees to pay therefor the consideration set forth below, such subscription to be payable in accordance with resolutions of the board directors of the Company.

     Portia Sarmiento-Guerin is hereby authorized to act as the incorporator of the Company and, in such capacity, may execute and file the articles of incorporation containing such provisions, not inconsistent herewith, as shall be deemed advisable by her.

Dated as of October 11, 2002

                                                                Number of
Name of Subscriber                        Shares                   Total
------------------                    Subscribed For          Consideration
                                      --------------          -------------

D.P. KELLY & ASSOCIATES, L.P.           1,473,273          $50,000 and 492,814
                                                              Pak Mail Shares



By: Norcross Partners L.P.
Its: General Partner

By: Norcross Corporation
Its: General Partner

By: /s/ F. Edward Gustafson
---------------------------
F. Edward Gustafson
Executive Vice President

                                                                       Exhibit 4

                             SUBSCRIPTION AGREEMENT

     WHEREAS, it is proposed to incorporate and organize under the provisions of the Colorado Business Corporation Act, as amended, a Company to be known as PAK MAIL ACQUISITION CORP. (hereinafter the "Company"); and

     WHEREAS, the Company shall be authorized to issue Two Hundred Million (200,000,000) shares, par value $.001 per share, which shall be designated common stock (the "Shares"); and

     WHEREAS, the Company shall be organized for any and all lawful purposes for which corporations may be incorporated under the Colorado Business
Corporation Act, as amended.

     NOW, THEREFORE, the undersigned subscribes for the number of Shares set forth below and agrees to pay therefor the consideration set forth below, such subscription to be payable in accordance with resolutions of the board directors of the Company.

     Portia Sarmiento-Guerin is hereby authorized to act as the incorporator of the Company and, in such capacity, may execute and file the articles of incorporation containing such provisions, not inconsistent herewith, as shall be deemed advisable by her.

Dated as of October 11, 2002

                                            Number of
Name of Subscriber                           Shares                  Total
------------------                        Subscribed For         Consideration
                                          --------------         -------------

PAK MAIL INVESTMENT PARTNERSHIP L.P.        2,404,464         2,404,464 Pak Mail
                                                                    Shares



By: Norcross Partners L.P.
Its: General Partner

By: Norcross Corporation
Its: General Partner

By: /s/ F. Edward Gustafson
---------------------------
F. Edward Gustafson
Executive Vice President